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RECEIVED

2008 APR 16 P 12: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08001725

7 April 2008

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

BY COURIER

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 2 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 02 January 2008 up to 13 March 2008, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") from 10 January 2008 (ESOS 720) up to 26 March 2008 (ESOS 726).

Yours truly

PROCESSED
APR 18 2008
THOMSON FINANCIAL

Shireena Woon
Vice President, Corporate Services

encl

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
ESOS 726	
26 MAR 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
26 MAR 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
26 MAR 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
26 MAR 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOS 725	
13 MAR 2008	Lodgment of Return of Allotment of Shares – 1,300 shares
ESOS 724	
05 MAR 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
05 MAR 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOS 723	
18 FEB 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
18 FEB 2008	Lodgment of Return of Allotment of Shares – 12,950 shares
18 FEB 2008	Lodgment of Return of Allotment of Shares – 13,625 shares
18 FEB 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOS 722	
30 JAN 2008	Lodgment of Return of Allotment of Shares – 3,200 shares
ESOS 721	
18 JAN 2008	Lodgment of Return of Allotment of Shares – 5,200 shares
18 JAN 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
18 JAN 2008	Lodgment of Return of Allotment of Shares – 2,600 shares

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002765306A

Date/Time : 26/03/2008 13:50

Transaction No : C080095823

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 215.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	19/03/2008		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076502080**	**0**	**0**
Amount of Issued Share Capital :	**238402733.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238402733.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002765298A	Date/Time : 26/03/2008 13:47
Transaction No	: C080095811	Print Back
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 225.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	19/03/2008		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076499480**	**0**	**0**
Amount of Issued Share Capital :	**238397429.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238397429.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002765294A

Date/Time : 26/03/2008 13:44

Transaction No : C080095809

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 235.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.55		
unpaid :	0		
Date of Allotment:	19/03/2008		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076496880**	**0**	**0**
Amount of Issued Share Capital :	**238393737.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238393737.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002765285A

Date/Time : 26/03/2008 13:41

Transaction No : C080095798

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 245.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.19		
unpaid :	0		
Date of Allotment:	19/03/2008		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076494280**	**0**	**0**
Amount of Issued Share Capital :	**238389707.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238389707.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002752519A

Date/Time : 13/03/2008 10:14

Transaction No : C080081837

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 255.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	10/03/2008		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076491680**	**0**	**0**
Amount of Issued Share Capital :	**238386613.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238386613.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002743456A

Date/Time : 05/03/2008 10:16

Transaction No : C080072819

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 335.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	27/02/2008		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076490380**	**0**	**0**
Amount of Issued Share Capital :	**238383961.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238383961.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002743447A	Date/Time : 05/03/2008 10:13
Transaction No	: C080072813	Print Back
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 345.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	27/02/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076487780**	**0**	**0**
Amount of Issued Share Capital :	**238378657.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238378657.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002725977A

Date/Time : 18/02/2008 11:40

Transaction No : C080054440

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 355.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	12/02/2008		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076485180**	**0**	**0**
Amount of Issued Share Capital :	**238373067.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238373067.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002725967A

Date/Time : 18/02/2008 11:37

Transaction No : C080054431

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 365.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12950		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	12/02/2008		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076482580**	**0**	**0**
Amount of Issued Share Capital :	**238367295.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238367295.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002725954A

Date/Time : 18/02/2008 11:33

Transaction No : C080054420

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 375.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13625		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	12/02/2008		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076469630**	**0**	**0**
Amount of Issued Share Capital :	**238340877.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238340877.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002725944A

Date/Time : 18/02/2008 11:29

Transaction No : C080054412

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 385.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	12/02/2008		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076456005**	**0**	**0**
Amount of Issued Share Capital :	**238321529.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238321529.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002709001A
Transaction No	: C080036428
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 30/01/2008 09:17

Print | Back

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 395.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	24/01/2008		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076453405**	**0**	**0**
Amount of Issued Share Capital :	**238315939.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238315939.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002695441A
Transaction No	: C080021107
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 18/01/2008 09:22

Print Back

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 405.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK

[ ] S0070715E / NG KEE CHOE

[ ] S0234645A / CHEW CHOON SENG

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	14/01/2008		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076450205**	**0**	**0**
Amount of Issued Share Capital :	**238309059.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238309059.55**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002695436A

Date/Time : 18/01/2008 09:19

Transaction No : C080021102

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 415.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

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Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	14/01/2008		

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Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076445005**	**0**	**0**
Amount of Issued Share Capital :	**238297515.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238297515.55**	**0**	**0**

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Receipt No	: ACR0000002695432A	Date/Time : 18/01/2008 09:16
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Paid via	: Deposit Service Account	
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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 425.00

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Registration No. : **197201770G**

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Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
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paid :	1.42		
unpaid :	0		
Date of Allotment:	14/01/2008		

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Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076442405**	**0**	**0**
Amount of Issued Share Capital :	**238292211.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238292211.55**	**0**	**0**

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Transaction No	: C080010681
Agency	: RCB - RCB
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Date/Time : 10/01/2008 09:28

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 435.00

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The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

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Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

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* State "Passed by written means" if resolution obtained as such

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☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

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Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	04/01/2008		

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Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076439805**	**0**	**0**
Amount of Issued Share Capital :	**238288519.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238288519.55**	**0**	**0**

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Date/Time : 10/01/2008 09:25

Transaction No : C080010676

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

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Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 445.00

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The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

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If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		

Date of Allotment: 04/01/2008

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Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076426205**	**0**	**0**
Amount of Issued Share Capital :	**238258327.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238258327.55**	**0**	**0**

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002685445A

Date/Time : 10/01/2008 09:22

Transaction No : C080010672

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 455.00

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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

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(copy of resolution)

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- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

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Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	04/01/2008		

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Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076423605**	**0**	**0**
Amount of Issued Share Capital :	**238253023.55**	**0**	**0**
Amount of Paid-up Share Capital :	**238253023.55**	**0**	**0**

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Release Date	Announcement Details
Last 3 Months : SINGAPORE AIRPORT TRML SVCSLTD	
Mar 13 2008	MISCELLANEOUS :: OPERATING DATA FOR FEBRUARY 2008
Feb 20 2008	MISCELLANEOUS :: SATS' CHINA GROUND HANDLING JV COMPLETES EXPANSION INTO EIGHT AIRPORTS
Feb 14 2008	MISCELLANEOUS :: OPERATING DATA FOR JANUARY 2008
Jan 28 2008	THIRD QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
Jan 14 2008	MISCELLANEOUS :: OPERATING DATA FOR DECEMBER 2007
Jan 02 2008	MISCELLANEOUS :: SATS SELLS EXPRESS COURIER CENTRE TWO TO DHL

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	13-Mar-2008 17:59:19
Announcement No.	00103

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Operating Data for February 2008
Description	
Attachments:	SATS-OperatingData-Feb2008.pdf Total size = **23K** (2048K size limit recommended)

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This is the SATS operating data for February 2008:

	February 2008	February 2007	% change
Unit Services Handled ('000)	6.45	6.22	+ 3.8
Flights Handled ('000)	6.91	6.48	+ 6.6
Cargo/Mail Processed ('000 tonnes)	117.57	112.94	+ 4.1
Passengers Handled ('M)	2.49	2.25	+ 10.4
Unit Meals Produced ('M)	1.64	1.53	+ 7.5
Gross Meals Produced ('M)	2.06	1.92	+ 7.3

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

All operating indicators recorded year-on-year growth in February 2008.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-65418200 Fax: 65-65418204

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	20-Feb-2008 17:04:29
Announcement No.	00042

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SATS' China Ground Handling JV Completes Expansion Into Eight Airports
Description	
Attachments:	BGS.pdf Total size = **29K** (2048K size limit recommended)

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SATS' CHINA GROUND HANDLING JV COMPLETES EXPANSION INTO EIGHT AIRPORTS

Singapore, 20 February 2008 – Singapore Airport Terminal Services Limited (SATS) announced today that Beijing Aviation Ground Services Co Ltd (BGS), its 40/60 ground handling joint venture (JV) with Capital Airports Holding Company (CAH), has completed the expansion into eight airports in China.

This follows the successful registration and formation of eight new ground handling joint ventures by BGS and the respective Chinese airport companies in Tianjin, Nanchang, Wuhan, Chongqing, Guiyang, Changchun, Hohhot and Harbin.

The latest development is in relation to an earlier announcement made by SATS on 27 December 2006, outlining BGS' plans to establish its presence in these Chinese airports which are part of the CAH's network.

Following further discussions between SATS and CAH, both partners decided that instead of acquiring the ground handling assets and businesses from the eight Chinese airport companies, BGS would form new ground handling JV companies with each of them and hold a 40 percent equity stake in these new JVs. As a result of the change in BGS' expansion model, SATS need not inject additional capital into BGS and both SATS and CAH will discuss the JV term of BGS, ending 2014, at a later date.

In relation to the same announcement made on 27 December 2006, the expansion of Beijing Airport Inflight Kitchen Ltd (BAIK) – SATS 40/60 inflight catering JV with CAH – to cover these eight Chinese airports has proceeded as planned.

Said Mr Clement Woon, President and Chief Executive Officer of SATS: "While it has taken both partners a year to finalise BGS' expansion model, we are extremely pleased to have made significant progress. We remain committed to growing our existing JVs and

deepening our reach in China with a presence in 13 airports. We are confident that our partnership with CAH will go from strength to strength."

The change in BGS' expansion is not expected to have any material impact on SATS' earnings per share and net tangible assets per share for the current financial year ending 31 March 2008.

– End –

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments covering close to 40 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg

Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Ang Shih Huei (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9189 1039 (after office hours)
Fax: (65) 6339 9578
Email: sang@gavinanderson.com.sg

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-Feb-2008 17:23:27
Announcement No.	00074

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for January 2008
Description	
Attachments:	SATS_OperatingData_Jan2008.pdf Total size = **23K** (2048K size limit recommended)

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This is the SATS operating data for January 2008:

	January 2008	January 2007	% change
Unit Services Handled ('000)	6.86	6.98	- 1.7
Flights Handled ('000)	7.29	7.33	- 0.6
Cargo/Mail Processed ('000 tonnes)	127.64	116.44	+ 9.6
Passengers Handled ('M)	2.65	2.44	+ 8.5
Unit Meals Produced ('M)	1.73	1.66	+ 4.6
Gross Meals Produced ('M)	2.19	2.09	+ 4.9

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

With the exception of Unit Services Handled and Flights Handled, all operating indices recorded healthy growth in January 2008 compared to the corresponding period last year.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65-65418200 Fax: 65-65418204

Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	28-Jan-2008 17:12:50
Announcement No.	00033

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	31-12-2007

Attachments:

- SATS_3QFY0708.pdf
- SATSMediaRelease_3QFY0708.pdf

Total size = **142K**
(2048K size limit recommended)

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A Subsidiary of SINGAPORE AIRLINES

UNAUDITED RESULTS FOR THIRD QUARTER AND 9 MONTHS ENDED 31 DECEMBER 2007

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the third quarter and nine months ended 31 December 2007 (in $ million)

	THE GROUP			
	3rd Quarter		9 Months	
	2007-08	2006-07	2007-08	2006-07
REVENUE	244.5	241.6	714.4	712.0
EXPENDITURE				
Staff costs	(108.0)	(107.1)	(311.4)	(307.8)
Cost of raw materials	(22.5)	(20.9)	(64.1)	(61.9)
Licensing fees	(15.7)	(15.4)	(46.0)	(45.4)
Depreciation and amortisation charges	(14.8)	(16.1)	(44.5)	(49.9)
Company accommodation and utilities	(16.9)	(16.6)	(49.5)	(48.1)
Other costs	(19.6)	(19.4)	(58.4)	(55.6)
	(197.5)	(195.5)	(573.9)	(568.7)
OPERATING PROFIT	47.0	46.1	140.5	143.3
Interest on borrowings	(1.5)	(1.6)	(4.6)	(4.7)
Interest income	3.7	4.9	12.4	13.4
Dividend from long-term investment, gross	1.1	1.0	1.1	1.0
Amortisation of deferred income	0.4	0.4	1.1	1.1
Share of profits of associated companies	14.3	15.3	39.3	44.1
PROFIT BEFORE TAXATION	65.0	66.1	189.8	198.2
Taxation	(14.5)	(15.5)	(42.6)	(46.6)
PROFIT AFTER TAXATION	50.5	50.6	147.2	151.6
Profit attributable to:				
Equity Holders of the Company	50.4	50.4	146.8	151.0
Minority Interests	0.1	0.2	0.4	0.6
PROFIT FOR THE PERIOD	50.5	50.6	147.2	151.6

Notes :

(i) Profit after taxation is arrived at after crediting/(charging):				
Foreign exchange (loss)/gain, net	(0.9)	(0.2)	(1.2)	(0.4)
Provision for doubtful debts	-	-	(0.1)	-
Bad debts written off	(0.2)	-	(0.2)	-

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 31 December 2007 (in $ million)

	THE GROUP		THE COMPANY	
	31.12.2007	31.03.2007	31.12.2007	31.03.2007
Share capital	249.9	215.6	249.9	215.6
Reserves				
Revenue reserve	1,117.8	1,111.3	865.2	895.8
Share-based compensation reserve	14.8	13.0	14.8	13.0
Statutory reserve	5.9	5.6	-	-
Foreign currency translation reserve	(45.1)	(31.2)	-	-
Fair value reserve	-	(0.1)	-	(0.1)
Equity attributable to equity holders of the company	1,343.3	1,314.2	1,129.9	1,124.3
Minority interests	4.1	3.9	-	-
Total equity	1,347.4	1,318.1	1,129.9	1,124.3
Deferred taxation	50.8	53.5	32.3	32.7
Notes payable	200.0	200.0	200.0	200.0
Term loans	2.5	2.5	-	-
Deferred income	23.2	24.6	23.2	24.6
	1,623.9	1,598.7	1,385.4	1,381.6
Represented by:-				
Fixed assets				
Leasehold land and buildings	455.2	476.1	-	-
Progress payments	8.4	5.3	0.8	0.6
Others	103.9	119.0	0.5	0.7
	567.5	600.4	1.3	1.3
Investment properties	-	21.3	440.6	480.8
Subsidiary companies	-	-	43.3	43.3
Associated companies	343.1	340.7	270.8	270.6
Loan to an associated company	1.4	2.0	1.4	2.0
Long-term investment	7.9	7.9	7.9	7.9
Intangible assets	8.2	9.9	0.6	0.5
Current assets				
Trade debtors	68.8	51.2	9.3	4.9
Other debtors	4.8	7.7	3.5	6.3
Prepayments	3.2	2.8	1.3	1.4
Related companies	157.7	398.4	89.1	331.8
Associated companies	2.7	0.7	2.7	0.7
Loan to an associated company	0.6	0.6	0.6	0.6
Stocks	14.4	12.2	0.3	0.2
Short-term non-equity investments	55.2	73.5	55.2	73.5
Fixed deposits	510.5	255.8	509.8	255.0
Cash and bank balances	29.9	19.1	22.8	14.7
	847.8	822.0	694.6	689.1
Non-current asset held for sale *	20.6	-	20.6	-
	868.4	822.0	715.2	689.1
Less: **Current liabilities**				
Term loans	0.3	0.3	-	-
Bank overdraft	0.1	-	-	-
Trade creditors	113.9	150.2	24.6	24.1
Other creditors	8.0	5.9	1.8	2.0
Related companies	-	-	54.6	73.2
Provision for taxation	50.3	49.1	14.7	14.6
	172.6	205.5	95.7	113.9
Net current assets	675.2	616.5	598.9	575.2
	1,623.9	1,598.7	1,385.4	1,381.6

* The amount pertains to the net carrying value of ECC2, which have been disposed in January 2008.

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 31.12.2007		As at 31.03.2007	
Secured *	Unsecured	Secured *	Unsecured
0.2	0.2	0.2	0.1

Amount repayable after one year

As at 31.12.2007		As at 31.03.2007	
Secured *	Unsecured	Secured *	Unsecured
0.1	202.4	-	202.5

Details of any collateral

* Secured by machineries belong to subsidiary, M/s Country Foods Pte Ltd.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

CONSOLIDATED CASH FLOW STATEMENTS
for the third quarter and 9 months ended 31 December 2007 (in $ million)

	THE GROUP			
	3rd Quarter		9 Months	
	2007-08	2006-07	2007-08	2006-07
Cash flows from operating activities				
Profit before taxation	65.0	66.1	189.8	198.2
Adjustments for:				
Interest income	(3.7)	(4.9)	(12.4)	(13.4)
Interest on borrowings	1.5	1.6	4.6	4.7
Dividend from long-term investment	(1.1)	(1.0)	(1.1)	(1.0)
Depreciation and amortisation expenses	14.8	16.1	44.5	49.9
Effect of exchange rate changes	0.2	0.1	0.3	0.1
Share of profits of associated companies	(14.3)	(15.3)	(39.3)	(44.1)
Share-based payment expense	2.0	1.6	5.8	5.0
Amortisation of deferred income	(0.4)	(0.4)	(1.1)	(1.1)
Operating profit before working capital changes	64.0	63.9	191.1	198.3
Increase in debtors	(6.9)	(2.3)	(15.1)	(8.3)
(Increase)/decrease in stocks	(0.2)	(0.8)	(2.2)	0.9
(Increase)/decrease in amounts owing by related companies	(3.6)	0.3	3.7	(1.8)
Increase/(Decrease) in creditors	3.9	13.2	(36.3)	12.0
Decrease/(increase) in amounts due from associated companies	1.2	5.1	(2.0)	3.4
Cash generated from operations	58.4	79.4	139.2	204.5
Interest paid to third parties	-	-	(3.1)	(3.2)
Tax paid	(12.9)	(15.3)	(32.6)	(39.9)
Net cash provided by operating activities	45.5	64.1	103.5	161.4
Cash flows from investing activities				
Purchase of fixed assets	(3.4)	(3.1)	(8.6)	(8.4)
Repayment of loan from associated company	0.3	0.1	0.6	0.5
Investments in associated company	(0.2)	-	(0.2)	-
Dividends from associated companies	1.3	0.4	11.5	13.3
Dividend from long-term investment	1.1	1.0	1.1	1.0
Proceeds from disposal of fixed assets	-	-	0.1	0.1
Interest received from deposits	3.8	4.8	12.9	13.3
Decrease/(increase) in short-term non-equity investments	10.0	(22.9)	18.4	(61.7)
Net cash provided by/(used in) investing activities	12.9	(19.7)	35.8	(41.9)
Cash flows from financing activities				
Repayment of term loan	(0.1)	(0.1)	(0.1)	(1.8)
Proceeds from exercise of share options	1.7	4.4	30.5	9.3
Dividends paid	(43.1)	(33.5)	(140.0)	(83.8)
Dividends paid by subsidiary company to minority interest	-	(0.1)	(0.2)	(0.2)
Bank charges on sale and lease back arrangement	(0.1)	(0.1)	(0.3)	(0.1)
Net cash used in financing activities	(41.6)	(29.4)	(110.1)	(76.6)
Net increase in cash and cash equivalents	16.8	15.0	29.2	42.9
Effect of exchange rate changes	(0.2)	(0.1)	(0.3)	(0.1)
Cash and cash equivalents at beginning of the period	589.8	459.4	577.5	431.5
Cash and cash equivalents at end of the period	606.4	474.3	606.4	474.3

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the third quarter ended 31 December 2007 (in $ million)

	Attributable to Equity Holders of the Company								
	Share Capital	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP									
Balance at 30 September 2007	247.9	1,110.5	13.1	-	5.9	(31.6)	1,345.8	4.0	1,349.8
Foreign currency translation adjustment	-	-	-	-	-	(13.5)	(13.5)	-	(13.5)
Net income/(expense) not recognised in the profit and loss accounts	-	-	-	-	-	(13.5)	(13.5)	-	(13.5)
Profit for October – December 2007	-	50.4	-	-	-	-	50.4	0.1	50.5
Net income and expense recognised for October-December 2007	-	50.4	-	-	-	(13.5)	36.9	0.1	37.0
Share-based payment	-	-	2.0	-	-	-	2.0	-	2.0
Share options exercised	2.0	-	(0.3)	-	-	-	1.7	-	1.7
Dividends, net	-	(43.1)	-	-	-	-	(43.1)	-	(43.1)
Balance at 31 December 2007	249.9	1,117.8	14.8	-	5.9	(45.1)	1,343.3	4.1	1,347.4
Balance at 30 September 2006	184.7	1,068.0	13.3	(0.2)	4.5	(19.2)	1,251.1	3.7	1,254.8
Foreign currency translation adjustment	-	-	-	-	-	(6.8)	(6.8)	-	(6.8)
Net income/(expense) not recognised in the profit and loss accounts	-	-	-	-	-	(6.8)	(6.8)	-	(6.8)
Profit for October-December 2006	-	50.4	-	-	-	-	50.4	0.2	50.6
Net income and expense recognised for October-December 2006	-	50.4	-	-	-	(6.8)	43.6	0.2	43.8
Share-based payment	-	-	1.6	-	-	-	1.6	-	1.6
Share options exercised	5.1	-	(0.7)	-	-	-	4.4	-	4.4
Share options lapsed	-	0.1	(0.1)	-	-	-	-	-	-
Dividends, net	-	(33.5)	-	-	-	-	(33.5)	(0.1)	(33.6)
Balance at 31 December 2006	189.8	1,085.0	14.1	(0.2)	4.5	(26.0)	1,267.2	3.8	1,271.0

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the third quarter ended 31 December 2007 (in $ million)

THE COMPANY	Share Capital	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 30 September 2007	*247.9*	*863.3*	13.1	-	1,124.3
Profit for October - December 2007	-	45.0	-	-	45.0
Share-based payment	-	-	2.0	-	2.0
Share options exercised	2.0	-	(0.3)	-	1.7
Dividends, net	-	(43.1)	-	-	(43.1)
Balance at 31 December 2007	249.9	865.2	14.8	-	1,129.9
Balance at 30 September 2006	184.7	816.9	13.3	(0.2)	1,014.7
Profit for October-December 2006	-	106.5	-	-	106.5
Share-based payment	-	-	1.6	-	1.6
Share options exercised	5.1	-	(0.7)	-	4.4
Share options lapsed	-	0.1	(0.1)	-	-
Dividends, net	-	(33.5)	-	-	(33.5)
Balance at 31 December 2006	189.8	890.0	14.1	(0.2)	1,093.7

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) Employee Share Option Plan

As at 31 December 2007, the number of share options of the Company outstanding was 56,235,050 (31 December 2006: 69,109,275).

During the period October to December 2007, 833,800 shares were exercised under the SATS Employee Share Option Plan, which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

The movement of share options of the Company during the period October to December 2007 is as follows:

Date of Grant	Balance at 30.09.2007	Lapsed	Exercised	Balance at 31.12.2007	Exercise price*	Expiry date
28.3.2000	5,794,100	(26,600)	(128,500)	5,639,000	S$2.15	27.3.2010
3.7.2000	2,152,150	(16,200)	(23,100)	2,112,850	S$1.75	2.7.2010
2.7.2001	725,100	(13,600)	(9,200)	702,300	S$1.19	1.7.2011
1.7.2002	1,503,600	(15,600)	(17,500)	1,470,500	S$1.55	30.6.2012
1.7.2003	1,548,025	-	(32,500)	1,515,525	S$1.42	30.6.2013
1.7.2004	5,355,450	(2,600)	(96,400)	5,256,450	S$2.04	30.6.2014
1.7.2005	11,489,850	(15,600)	(526,600)	10,947,650	S$2.22	30.6.2015
3.7.2006	14,598,475	(36,400)	-	14,562,075	S$2.05	2.7.2016
2.7.2007	14,065,700	(37,000)	-	14,028,700	S$3.01	1.7.2017
	57,232,450	(163,600)	(833,800)	56,235,050		

* Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all shares options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment.

(ii) Restricted Share Plan and Performance Share Plan

As at 31 December 2007, the number of shares outstanding under the Company's Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") were 522,676 and 183,851.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 120% of the initial grant of the restricted shares and between 0% to 150% of the initial grant of the performance shares.

The movement of share plans of the Company during the period October to December 2007 is as follows:

Share Plans	Balance at 01.10.2007	Granted during 01.10.2007 to 31.12.2007*	Cancelled during 01.10.2007 to 31.12.2007	Balance at 31.12.2007 *
Restricted Share Plan (RSP)	520,010	2,666	-	522,676
Performance Share Plan (PSP)	182,560	1,291	-	183,851
	702,570	3,957	-	706,527

* Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a revision in all outstanding restricted shares and performance shares under the Company's RSP and PSP respectively. The number of outstanding restricted shares and performance shares reflected here are after such adjustment.

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have not been audited and reviewed by the auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial reporting period compared with the audited financial statements as at 31 March 2007 except for the new Financial Reporting Standard (FRS) 40: Investment property that came into effect for the Group in the financial year beginning 1 April 2007. The new standard requires the properties (land or a building, or part of a building, or both) held to earn rentals to be classified as "Investment properties".

In adopting FRS 40, Investment properties of the Company and the Group are measured at cost less accumulated depreciation and impairment losses. Under the provision of FRS 40 and FRS 8 - Accounting Polices, Changes in Accounting Estimates and Errors, the change in accounting policy has resulted in the following accounts in the financial statements as at 31 March 2007 to be reclassified with no impact to the profit and loss account:

Increased/(decreased) by in $ million	The Group	The Company
Fixed assets	(21.3)	(480.8)
Investment properties	21.3	480.8

The Group will apply FRS 107 and the amendment to FRS 1 from annual period beginning 1 April 2007. FRS 107 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The amendment to FRS 1 requires the Group to make new disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Please refer to paragraph 4.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	3rd Quarter		9 Months	
	2007-08	2006-07	2007-08	2006-07
Earnings per share based on net profit attributable to shareholders (cents):				
(i) Basic *	4.7	4.8	13.7	14.4
(ii) Diluted **	4.6	4.8	13.5	14.3

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 31.12.2007	As at 31.03.2007	As at 31.12.2007	As at 31.03.2007
Net asset value per ordinary share (cents)	124.8	123.8	105.0	105.9

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) <u>Financial highlights for third quarter ended 31 December 2007</u>

Operating Profit and Net Profit

The Group's operating profit for third quarter ended 31 December 2007 was $47.0 million, an increase of $0.9 million or 2.0% compared to $46.1 million in the same period last year. The Group's profit attributable to the shareholders is $50.4 million, no change compared to the same period last year.

Balance Sheet

Total equity of the Group increased from $1,318.1 million as at 31 March 2007 to $1,347.4 million as at 31 December 2007. The increase was mainly from the $147.2 million profits and share options exercised of $30.5 million but was partially offset by dividends payment of $140.2 million.

Cash Flow

The Group has a cash balance of $606.4 million as at 31 December 2007, an increase of $132.1 million compared to a year ago mainly from profits made during the period.

8(a)(ii) Detailed financial analysis for third quarter ended 31 December 2007

Operating Revenue

The segmental revenue and its composition are summarised below:

	3rd Quarter				
	2007-08		2006-07		
	$Million	%	$Million	%	% Change
Inflight catering	109.1	44.6	105.4	43.6	+ 3.5
Ground handling	110.3	45.1	111.0	45.9	- 0.6
Security Services	12.2	5.0	12.2	5.1	-
Others #	12.9	5.3	13.0	5.4	- 0.8
Total	244.5	100.0	241.6	100.0	+ 1.2

\# Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue for the third quarter in the current financial year was $244.5 million, an increase of $2.9 million or 1.2% because of higher number of inflight meals uplifted and higher cargo throughput handled.

Revenue from inflight catering increased 3.5% from $105.4 million to $109.1 million because of the increase in business volume.

Revenue from ground handling, decreased 0.6% from $111.0 million to $110.3 million because of pressure on rates and the suspension of flights by some airline clients.

Revenue from aviation security services remained the same at $12.2 million.

Revenue from other services decreased 0.8% to $12.9 million.

Operating Expenditure

Total operating expenditure for the Group increased 1.0% or $2.0 million to $197.5 million for the period October to December 2007 compared to $195.5 million in the same period last year mainly because of higher staff costs and raw material costs.

Profit Contribution from Associated Companies

Profit contribution from overseas through associated companies decreased 6.5% from $15.3 million to $14.3 million in the third quarter ended 31 December 2007. This represents 22.0% of the Group's profit before tax, a 1.1 percentage point lower than the 23.1% in the same period last year.

8(b)(i) <u>Financial highlights for 9 months ended 31 December 2007</u>

Operating Profit and Net Profit

The Group's operating profit for nine months ended 31 December 2007 was $140.5 million, a decrease of $2.8 million or 2.0% compared to $143.3 million in the same period last year. The Group's profit attributable to equity holders decreased 2.8% to $146.8 million.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK FOR FINANCIAL YEAR 2007-08

We expect business volumes in the fourth quarter to maintain at the current levels, barring any unforeseen impact from the continuing global economic uncertainty.

Our operations at Changi Airport Terminal 3 (T3) got off to a smooth start in January, reflecting our ability to successfully meet the requirements of SIA's dual terminal operations. While T3 operations will incur additional costs, it is a necessary investment to increase capacity to handle more flights and passengers passing through Changi.

On 2 January, we sold Express Courier Centre 2 to DHL for $38 million, realising a net gain of $15.4 million which will be reflected in our fourth quarter accounts. We will continue to provide cargo-handling services to DHL following the sale.

Going forward, we remain focused on improving productivity and service quality and will continue to seek opportunities overseas to drive our longer term profitability.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date Payable

Not applicable.

(d) Books Closure Date

Not applicable.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Interested Person Transactions

13.1 The interested person transactions entered into during the third quarter ended 31 December 2007 and the third quarter of Financial Year 2006-07 are listed below:

	Aggregate value of all interested person transactions entered into during the financial periods below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)		
	3rd Quarter		
	2007-08 $'000		2006-07 $'000
Name of Interested Person			
Singapore Airlines Cargo Pte Ltd	13,311	#	-
Singapore Airlines Ltd	10,553		702
Republic Advertising Consultants	960		-
Senoko Energy Supply Pte Ltd	-		432
Total	24,824		1,134

Includes amounts invoiced and paid in previous financial years

Note: All the transactions set out in the above table were based on records from the Group's Register of Interested Persons Transactions for the financial period under review, and include transactions whose durations exceed the financial period under review. The transactions were based on actual or estimated values of the transactions for the entire duration of the relevant transactions in the case of fixed term contracts or annual/periodic values of the transactions in the case of open-ended contracts, taking into account agreed rates.

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000 and transactions under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) entered into during the 3rd quarter of FY2007-08 and 3rd quarter of FY2006-07.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
28 January 2008
Singapore

Singapore Company Registration No: 197201770G

CONFIRMATION BY THE BOARD

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited (the "Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the third quarter and nine months of FY2007/08 financial results to be false or misleading in any material respect.

On behalf of the board of directors

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Singapore, 28 January 2008

sats

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A Subsidiary of SINGAPORE AIRLINES

No. 03/08 28 January 2008

SATS' OPERATING PROFIT IMPROVED IN 3Q

HIGHLIGHTS OF THE SATS GROUP'S RESULTS

(in S$m)	3Q FY2007-08 (Oct - Dec 07)	Year-on-Year change (%)	Year-to-Date 9 Months FY2007-08 (Apr - Dec 07)	Year-on-Year change (%)
Operating revenue	244.5	1.2	714.4	0.3
Operating profit	47.0	2.0	140.5	(2.0)
Share of profits of associated companies	14.3	(6.5)	39.3	(10.9)
Profit attributable to equity holders	50.4	-	146.8	(2.8)
Earnings per share (cents) - basic	4.7	(2.1)	13.7	(4.9)

GROUP EARNINGS

<u>3Q FY2007-08 (October - December 2007)</u>

The Group's operating profit rose 2.0% to $47.0 million in the third quarter of FY2007-08, compared to $46.1 million in the same quarter last year. The improvement was from higher operating revenue on the back of higher meal volumes.

Operating revenue grew 1.2% (+$2.9 million) to $244.5 million while operating expenditure rose 1.0% (+$2.0 million) to $197.5 million due to higher raw material and staff costs.

Note: The SATS Group's unaudited results for the third quarter and the nine months ended 31 December 2007 were announced on 28 January 2008. A summary of the financial statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

Share of profits from associated companies was $14.3 million, 6.5% (-$1.0 million) lower than last year. This was due to lower profits from Asia Airfreight Terminal and Beijing Aviation Ground Services. However, the year-on-year decline in this quarter has narrowed compared to the 19.9% dip recorded in the second quarter of FY2007-08.

Profit before tax was $65.0 million, down 1.7% (-$1.1 million) while profit attributable to equity holders remained at $50.4 million.

Year-to-Date FY2007-08 (April - December 2007)

For the nine months to 31 December 2007, the Group made an operating profit of $140.5 million, compared to $143.3 million in the corresponding period last year.

Operating revenue increased marginally by 0.3% (+$2.4 million) to $714.4 million but was offset by higher operating expenditure of $573.9 million due mainly to higher staff and raw material costs.

Profit contribution from associated companies fell 10.9% (-$4.8 million) to $39.3 million chiefly due to higher costs incurred by Asia Airfreight Terminal and Beijing Aviation Ground Services as a result of new terminal operations. Associated companies contributed 20.7% to the Group's profit before tax, down by 1.6 percentage points.

Profit before tax, at $189.8 million, was 4.2% (-$8.4 million) lower while profit attributable to equity holders dropped 2.8% (-$4.2 million) to $146.8 million.

GROUP FINANCIAL POSITION (as at 31 December 2007)

For the nine months ended 31 December 2007, total equity of the Group rose 2.2% to $1,347.4 million, compared to $1,318.1 million as at 31 March 2007. The increase came mainly from profits of $147.2 million and share options exercised of $30.5 million, but was partially offset by dividend payment of $140.2 million.

Net asset value per share was $1.25, an increase of 0.8% (+1 cent) compared to 31 March 2007.

Total assets declined 0.4% (-$7.7 million) to $1,796.5 million.

Debt equity ratio of the Group remained at 0.15.

GROUP OPERATING PERFORMANCE

For the year-to-date and third quarter of FY2007-08, all operating indices showed improvements over the corresponding periods last year.

	3Q FY2007-08 (Oct - Dec 07)	3Q FY2006-07 (Oct - Dec 06)	% change
Passengers handled ('M)	8.34	7.84	6.4
Meals produced ('M)	6.63	6.46	2.5
Flights handled ('000)	21.80	21.79	0.1
Cargo/mail processed ('000 tonnes)	414.00	407.57	1.6

	9M FY2007-08 (Apr - Dec 07)	9M FY2006-07 (Apr - Dec 06)	% change
Passengers handled ('M)	23.76	22.02	7.9
Meals produced ('M)	19.20	18.56	3.5
Flights handled ('000)	64.36	63.43	1.5
Cargo/mail processed ('000 tonnes)	1,187.92	1,179.33	0.7

OUTLOOK

We expect business volumes in the fourth quarter to maintain at the current levels, barring any unforeseen impact from the continuing global economic uncertainty.

Our operations at Changi Airport Terminal 3 (T3) got off to a smooth start in January, reflecting our ability to successfully meet the requirements of SIA's dual terminal operations. While T3 operations will incur additional costs, it is a necessary investment to increase capacity to handle more flights and passengers passing through Changi.

On 2 January, we sold Express Courier Centre 2 to DHL for $38 million, realising a net gain of $15.4 million which will be reflected in our fourth quarter accounts. We will continue to provide cargo-handling services to DHL following the sale.

Going forward, we remain focused on improving productivity and service quality and will continue to seek opportunities overseas to drive our longer term profitability.

ABOUT SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)

Singapore Airport Terminal Services Limited (SATS) is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments close to 40 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS has been listed on the Singapore Exchange since May 2000.

ANNOUNCEMENT INFORMATION

The complete SATS Group's 3Q and 9M FY2007-08 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

INVESTOR AND MEDIA CONTACTS:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Ang Shih Huei (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9189 1039 (after office hours)
Fax: (65) 6339 9578
Email: sang@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS

	3Q FY2007-08	3Q FY2006-07	9M FY2007-08	9M FY2006-07
Financial Results ($ million)				
Total revenue	244.5	241.6	714.4	712.0
Total expenditure	197.5	195.5	573.9	568.7
Operating profit	47.0	46.1	140.5	143.3
Share of profits from associated companies	14.3	15.3	39.3	44.1
Profit before taxation	65.0	66.1	189.8	198.2
Profit attributable to equity holders	50.4	50.4	146.8	151.0
Per Share Data				
Earnings after tax (cents) - basic [R1]	4.7	4.8	13.7	14.4
- diluted [R2]	4.6	4.8	13.5	14.3
Return on turnover (%)	20.7	21.0	20.6	21.3
Economic Value Added	19.8	21.6	55.5	67.2

Financial Position ($ million)	As at 31 Dec 2007	As at 31 Mar 2007
Share capital	249.9	215.6
Revenue reserve	1,117.8	1,111.3
Foreign currency translation reserve	(45.1)	(31.2)
Share-based compensation reserve	14.8	13.0
Statutory reserve	5.9	5.6
Fair value reserve	-	(0.1)
Equity attributable to equity holders	1,343.3	1,314.2
Total assets	1,796.5	1,804.2
Total debt	202.9	202.8
Total debt equity ratio (times) [R3]	0.15	0.15
Net asset value per share ($) [R4]	1.25	1.24

[R1] Earnings after tax per share (basic) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue.

[R2] Earnings after tax per share (diluted) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

[R3] Total debt equity ratio is total debt divided by equity attributable to equity holders.

[R4] Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-Jan-2008 17:29:10
Announcement No.	00058

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for December 2007
Description	
Attachments:	SATS_OperatingData_Dec2007.pdf *Total size* = **23K** (2048K size limit recommended)

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This is the SATS operating data for December 2007, Third Quarter and Year-To-Date (9 Months) of FY2007-08:

	December 2007	December 2006	% change
Unit Services Handled ('000)	7.04	7.16	- 1.7
Flights Handled ('000)	7.41	7.48	- 0.9
Cargo/Mail Processed ('000 tonnes)	137.18	137.37	- 0.1
Passengers Handled ('M)	2.97	2.81	+ 5.8
Unit Meals Produced ('M)	1.83	1.80	+ 2.2
Gross Meals Produced ('M)	2.33	2.27	+ 2.7

	Third Quarter FY2007-08 (Oct – Dec 07)	Third Quarter FY2006-07 (Oct – Dec 06)	% change
Unit Services Handled ('000)	20.62	21.09	- 2.2
Flights Handled ('000)	21.80	21.79	+ 0.1
Cargo/Mail Processed ('000 tonnes)	414.00	407.57	+ 1.6
Passengers Handled ('M)	8.34	7.84	+ 6.4
Unit Meals Produced ('M)	5.30	5.19	+ 2.2
Gross Meals Produced ('M)	6.63	6.46	+ 2.5

	9M FY2007-08 (Apr – Dec 07)	9M FY2006-07 (Apr – Dec 06)	% change
Unit Services Handled ('000)	61.10	62.19	- 1.8
Flights Handled ('000)	64.36	63.43	+ 1.5
Cargo/Mail Processed ('000 tonnes)	1,187.92	1,179.33	+ 0.7
Passengers Handled ('M)	23.76	22.02	+ 7.9
Unit Meals Produced ('M)	15.33	14.81	+ 3.5
Gross Meals Produced ('M)	19.20	18.56	+ 3.5

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

In December 2007, Passengers Handled and Meals Produced hit record levels, with SATS serving 2.97 million passengers and producing 2.33 million meals. Compared to the same month last year, both indices showed modest growth while Unit Services, Flights Handled and Cargo throughput saw slight dips.

For the year-to-date and the third quarter of FY2007-08, all operating indices, except Unit Services Handled, showed improvements over the corresponding periods last year.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65 - 6541 8200 Fax: 65 - 6541 8204

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	02-Jan-2008 17:31:00
Announcement No.	00067

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SATS Sells Express Courier Centre Two to DHL
Description	
Attachments:	Annct_ECC2_Sale.pdf Total size = **74K** (2048K size limit recommended)

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SATS SELLS EXPRESS COURIER CENTRE TWO TO DHL

Singapore, 2 January 2008 – Singapore Airport Terminal Services Limited (SATS) announces that it has today sold SATS Express Courier Centre Two (ECC2) to DHL Express (Singapore) Pte Ltd (DHL) for S$38 million.

ECC2 is located within the Singapore Changi Airport Free Trade Zone. It has a total floor area of about 18,000 square metres.

Purpose-built by SATS for DHL's Singapore hub operations, ECC2 has been largely occupied by DHL on a long-term licence since September 2001, with SATS taking an area of about 940 square metres for its maintenance of some ground handling equipment. Following the sale, DHL will lease the same space in ECC2 to SATS to continue its maintenance operations.

Mr Clement Woon, President and Chief Executive Officer of SATS said: "The sale of ECC2 is yet another initiative on our part to help our customer expand their operations and anchor their presence in Singapore. It also further strengthens the long-term collaboration between both companies. SATS will continue to provide cargo handling services to DHL following the sale."

Mr Stephen Fenwick, Senior Vice President of Operations of DHL Express Asia Pacific said: "DHL and SATS have had a long and mutually beneficial partnership, with ECC2 originally built by SATS for DHL's Singapore Hub operations. DHL appreciates SATS' commitment to helping it become the region's first choice express service provider, and is happy to note that our strong relationship will continue after the sale of the property, with SATS still providing cargo handling services to DHL."

Mr Lim Kim Choon, Director-General & Chief Executive Officer of the Civil Aviation Authority of Singapore (CAAS) remarked, "We are pleased to note the agreement between SATS and DHL on the sale of ECC2. We welcome DHL's continued investment in express cargo handling facilities at Changi Airport and look forward to its continued growth in Singapore. DHL's purchase of the ECC2 signals its commitment to expanding its business at Changi. SATS' role in facilitating this transaction demonstrates the importance it places on service to its customers, and exemplifies the good cooperation within the air cargo community to improve cargo handling

in Singapore. CAAS will continue to support the players in the air cargo community in pursuing the objective of growing Changi Airport as a leading international air cargo hub."

The cash consideration of S$38 million was agreed upon, on a willing buyer-willing seller basis, after taking into consideration the open market value of ECC2. Based on the latest available valuation commissioned by SATS, the open market value of ECC2 as at 1 December 2007 was S$35 million.

The net book value of ECC2 as at 30 September 2007 was S$20.89 million. Assuming that the transaction had been completed on 30 September 2007, the net gain of S$15.23 million from the sale would have increased the net tangible assets per share of SATS by approximately 1.42 cents. The earnings per share of SATS for the six months ended 30 September 2007 would have increased by approximately 1.39 cents assuming that the transaction was completed on 1 April 2007.

-- End --

About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments covering close to 40 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Evangelina Wee (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9185 5105 (after office hours)
Fax: (65) 6339 9578
Email: ewee@gavinanderson.com.sg

END